UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-12846
PROLOGIS
(Exact name of registrant as specified in its charter)
Pier 1, Bay 1, San Francisco, California 94111; (415) 394-9000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares, par value $0.01 per share
Series C Preferred Shares, par value $0.01 per share
Series F Preferred Shares, par value $0.01 per share
Series G Preferred Shares, par value $0.01 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an ☑ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑
     Approximate number of holders of record as of the certification or notice date:

Common Shares, $0.01 par value	1
Series C Preferred Shares, $0.01 par value	0
Series F Preferred Shares, $0.01 par value	0
Series G Preferred Shares, $0.01 par value	0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Prologis has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: August 4, 2011

PROLOGIS
By:	/s/ Michael T. Blair
	Name:	Michael T. Blair
	Title:	Managing Director and Deputy General Counsel